

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Luz Vazquez
Chief Executive Officer
Mirror Me, Inc.
1455 Kettner Blvd., #305
San Diego, CA 92101

> **Re:** **Mirror Me, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2013**
> **File No. 333-193101**

Dear Ms. Vazquez:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2014.

Cover Page

1. You appear to be a shell company as defined in Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies and enhanced reporting requirements imposed on shell companies. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Description of Business

Our Product, page 26

2. We note your response to prior comment 9. Please revise to disclose the source of the professional reviews of the products that will be featured on your mobile application. For example, describe whether the reviews will be written by Ms. Vazquez or whether they will be obtained from an external source.

Consultant, page 28

3.   We note your response to prior comment 8. Please revise the disclosure to describe the services that have or will be provided by TechiT Marketing Group, Inc. in exchange for the $2,500 initial payment. Also, file your agreement with TechiT Marketing Group, Inc. as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreement is not in writing, please file as an exhibit a written description of the agreement. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Plan of Operation, page 30

4.   We note your response to prior comment 11. Given that you anticipate incurring $8,250 in accounting expenses and $7,500 in legal expenses for the next twelve months in connection with your SEC reporting obligations, and you have only $890 of cash on hand as of November 30, 2013, it appears that you will require additional funding, either from the proceeds of this offering or from other sources, to continue nominal operations for the next 12 months. Accordingly, please revise the disclosure in this section and on page 31 or advise why such revisions are not required.

5.   We note your response to prior comment 12. You indicate in your revised disclosure that you will require $20,500 to complete the steps to be performed during Stage II of your business plan but, on page 17, you allocate only $12,750 of the proceeds from this offering for working capital. Revise this section to explain how you anticipate raising the funding necessary to cover the shortfall.

Index to Financial Statements, page 37

6.   Please revise to reflect that the financial statements are for the period ended November 30, 2013.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP